Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(millions of dollars)

Earnings, as defined:
Net income	$1,349	$1,240	$1,068	$945	$831
Income taxes	835	752	654	580	473
Fixed charges included in the determination of net income, as below	451	450	411	382	347
Total earnings, as defined	$2,635	$2,442	$2,133	$1,907	$1,651

Fixed charges, as defined:
Interest expense	$415	$417	$387	$361	$318
Rental interest factor	10	11	8	8	7
Allowance for borrowed funds used during construction	26	22	16	13	22
Fixed charges included in the determination of net income	451	450	411	382	347
Capitalized interest	—	—	1	3	2
Total fixed charges, as defined	$451	$450	$412	$385	$349

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.84	5.43	5.18	4.95	4.73
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.